Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Professional Accountants, and their report is provided herein.

Tony Cruz	Nicole Rusaw
Chief Executive Officer	Chief Financial Officer

September 6, 2013

Independent Auditor’s Report

To the Shareholders of Transition Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2013 and June 30, 2012 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity for the years ended June 30, 2013 and June 30, 2012 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessments of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30, 2013 and June 30, 2012 and their financial performance and their cash flows for the years ended June 30, 2013 and June 30, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

September 6, 2013

Toronto, Ontario

2

Audited Consolidated Financial Statements

Transition Therapeutics Inc.

For the years ended June 30, 2013 and 2012

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

In Canadian Dollars	Note	June 30, 2013	June 30, 2012

Assets
Current assets
Cash and cash equivalents	5	23,067,937	12,955,081
Short term investments	5	5,057,702	6,057,264
Other receivables		35,792	43,658
Investment tax credits receivable		180,652	241,951
Prepaid expenses and deposits		359,164	316,286
		28,701,247	19,614,240

Non-current assets
Property and equipment		168,034	215,000
Intangible assets	6	8,938,674	17,263,790
Total assets		37,807,955	37,093,030

Liabilities
Current liabilities
Trade and other payables	7	874,149	1,178,915
Current portion of contingent consideration payable	10	2,321,373	2,321,373
		3,195,522	3,500,288

Non-current liabilities
Contingent consideration payable	10	1,434,958	1,434,958
Leasehold inducement		22,863	34,295
		4,653,343	4,969,541

Equity attributable to owners of the Company
Share capital	11	165,367,524	165,334,259
Contributed surplus	11	14,768,002	13,168,411
Share-based payment reserve	11	2,352,002	2,977,032
Deficit		(149,332,916)	(149,356,213)
		33,154,612	32,123,489

Total liabilities and equity		37,807,955	37,093,030

Contingencies and commitments	16
Subsequent Events	21

The notes are an integral part of these consolidated financial statements

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

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Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2013 and 2012

In Canadian Dollars	Note	2013	2012

Revenues
Licensing fees	8, 9	17,933,500	-

Expenses
Research and development	14	8,862,872	8,198,725
Selling, general and administrative expenses	14	3,557,792	4,407,280
Impairment of intangible assets	6	6,545,821	-
Loss on disposal of property and equipment		-	125,748
		18,966,485	12,731,753

Operating loss		(1,032,985)	(12,731,753)

Interest income		146,209	165,070
Interest expense		-	(851)
Foreign exchange gain		910,073	297,689
Net income (loss) and comprehensive income ( loss) for the year		23,297	(12,269,845)
Basic and diluted net income (loss) per common share	15	0.00	(0.48)

The notes are an integral part of these consolidated financial statements.

3

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2013 and 2012

		Attributable to equity holders of the company
		Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
In Canadian Dollars, except share data	Note	#	$	$	$	$	$
Balance, July 1, 2012		26,921,302	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489
Net income and comprehensive income for the year		-	-	-	-	23,297	23,297
Share options exercised, expired or cancelled	11c	9,332	33,265	1,599,591	(1,613,259)	-	19,597
Share-based payment compensation expense	11c	-	-	-	988,229	-	988,229
Balance, June 30, 2013		26,930,634	165,367,524	14,768,002	2,352,002	(149,332,916)	33,154,612

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the year		-	-	-	-	(12,269,845)	(12,269,845)
Shares issued pursuant to a private placement	11b	3,703,703	4,835,722	-	-	-	4,835,722
Share options expired or cancelled	11c	-	-	1,327,837	(1,327,837)	-	-
Share-based payment compensation expense	11c	-	-	-	1,125,542	-	1,125,542
Balance, June 30, 2012		26,921,302	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489

The notes are an integral part of these consolidated financial statements.

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Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2013 and 2012

In Canadian Dollars	Note	2013	2012

Cash flows from operating activities
Net income (loss) for the period		23,297	(12,269,845)
Adjustments for:
Depreciation and amortization		1,820,101	1,834,496
Share-based payment compensation expense		988,229	1,125,542
Impairment of intangible assets		6,545,821	-
Loss on disposal of property and equipment		-	125,748
Accrued interest		524	(1,072)
Unrealized foreign exchange gain		(410,226)	(416,127)
Change in working capital	17	(278,479)	906,761
Net cash provided by (used in) operating activities		8,689,267	(8,694,497)

Cash flows from investing activities
Maturity of short term investments		9,023,910	7,568,186
Purchase of short term investments		(8,024,872)	(8,586,022)
Proceeds on disposal of property and equipment		5,500	-
Purchase of property and equipment		(10,772)	(6,799)
Net cash provided by (used in) investing activities		993,766	(1,024,635)

Cash flows from financing activities
Net proceeds from exercise of options		19,597	-
Net proceeds from private placement	11	-	4,835,722
Net cash provided by financing activities		19,597	4,835,722

Foreign exchange gains on cash and cash equivalents		410,226	416,127

Net increase (decrease) in cash and cash equivalents		10,112,856	(4,467,283)
Cash and cash equivalents at beginning of year		12,955,081	17,422,364
Cash and cash equivalents at end of year	5	23,067,937	12,955,081

The notes are an integral part of these consolidated financial statements.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented.

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The consolidated financial statements were approved for issuance by the Board of Directors on September 6, 2013.

2.2	Consolidation

These consolidated financial statements incorporate the assets and liabilities of Transition and its wholly owned subsidiaries: Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. and Transition Therapeutics (USA) Inc. Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated.

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and de-consolidated from the date that control ceases.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of comprehensive income (loss).

2.3	Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income (loss).

2.4	Property and equipment

Property and equipment is recorded at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced. Repairs and maintenance costs are charged to the consolidated statement of comprehensive income (loss) during the period in which they are incurred. Depreciation of property and equipment is calculated using either the straight-line or diminishing balance methods to allocate the cost of each item over its estimated useful life, as follows:

Asset class	Percentage	Method
Computer equipment	30% - 45%	Diminishing balance
Office equipment and furniture	20%	Diminishing balance
Laboratory equipment	20%	Diminishing balance
Leasehold improvements	Term of lease plus one renewal period	Straight-line

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

On disposal of items of property and equipment, the cost and related accumulated depreciation and impairments are removed from the consolidated balance sheet and the net amount, less any proceeds, is taken to the consolidated statement of comprehensive income (loss).

2.5	Intangible assets

Intangible assets consist of intellectual property in the form of technology, patents, licenses and compounds. Separately acquired intangible assets are recorded at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives of 20 years.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

2.6	Impairment of non-financial assets

Property and equipment and intangible assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.7	Financial Instruments: Classification and Measurement

IFRS 9 was issued in November, 2009 and replaces parts of IAS 39 that relate to the classification and measurement of financial assets. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Adoption of IFRS 9 is mandatory from January 1, 2015 and earlier adoption is permitted. The Company has adopted IFRS 9 from July 1, 2010 as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

The Company has assessed the financial assets held by the Company at July 1, 2010, the date of initial application of IFRS 9. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial assets measured at amortized cost

Cash and cash equivalents, short term investments and trade and other receivables meet the requirements of IFRS 9 and are measured at amortized cost as these assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and have fixed maturities that the Company intends to hold until maturity. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Financial liabilities measured at fair value

The Company’s contingent consideration payable is measured at fair value at each reporting period with changes in the fair value being recorded in the consolidated statement of comprehensive income (loss). The estimate of fair value is based on management’s best estimate of the timing and probability of having to make the contingent payments, discounted at the Company’s weighted average cost of capital.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

Fair Value Hierarchy

The Company categorizes its financial assets and liabilities that are recognized at fair value in the consolidated financial statements into one of three different levels.   The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.  Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety.  These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

2.8	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive income (loss).

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment is recognized in the consolidated statement of comprehensive income (loss).

2.9	Investment tax credits

Investment tax credits (ITCs) are accounted for as government assistance and are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Government assistance is accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

2.10	Trade and other receivables

Trade and other receivables are amounts due for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.11	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

9

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

2.12	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of income tax, from the proceeds received.

2.13	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

2.14	Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting, taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15	Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded vesting method.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact share-based payment compensation.

10

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

The share-based payment reserve, included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

2.16	Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration / co-development arrangements (“collaborations”).

Licensing arrangements

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments are recognized when the milestones are achieved.

Collaboration arrangements

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable. Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged to the statement of comprehensive consolidated income (loss) in the period in which the determination is made.

2.17	Research and development

Research and development expenses include salaries, share-based payments, clinical trial costs, manufacturing and research inventory. Research and development expenditure is charged to the consolidated statement of comprehensive income (loss) in the period in which it is incurred. Development expenditure is capitalized when the criteria for recognizing an asset are met.

Research inventories

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

2.18	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

2.19	IFRS issued but not yet adopted

In May, 2011, the IASB issued the following standards which have not been adopted by the Company:

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

IAS 36 – Impairment of Assets (“IAS 36”)

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not determined the impact of the adoption of this IFRS on the Company’s consolidated financial statements.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. Actual results may differ from these estimates under different assumptions or conditions.

The most significant estimates and judgments included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation and amortization of intangible assets, recognition of deferred income tax assets, valuation of contingent consideration payable and share-based payments.

a)	Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized (Note 6).

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

13

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, would increase the contingent consideration payable by $698,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $698,000;

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain deferred tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

b)	Judgments

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

4.	FINANCIAL RISK MANAGEMENT

4.1	Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

14

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

Financial Instruments as at June 30, 2013	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	23,067,937	23,067,937
Short term investments	Loans and receivables	5,057,702	5,057,212
Accounts payable and accrued liabilities	Other liabilities	874,149	874,149
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

Financial Instruments as at June 30, 2012	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	11,955,426	11,955,426
Cash equivalents	Loans and receivables	999,655	999,655
Short term investments	Loans and receivables	6,057,264	6,057,087
Accounts payable and accrued liabilities	Other liabilities	1,178,915	1,178,915
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. The fair value of the contingent consideration payable is determined using a valuation model as discussed in note 3.

4.2	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Balances in foreign currencies at June 30, 2013 and 2012 are approximately:

	2013	2012
	US$	US$
Cash and cash equivalents	15,953,520	8,392,258
Short term investments	-	999,740
Trade and other payables	(336,561)	(724,901)
	15,616,959	8,667,097

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At June 30, 2013, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2013 would have increased by approximately $642,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2013 would have decreased by approximately $642,000.

15

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash and cash equivalents and short term investments which are at a fixed rate of interest and accordingly are not exposed to changes in market interest rates, however, their fair value can vary with the change in market interest rates.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Interest income from cash, cash equivalents and short term investments was $144,432 for the year ended June 30, 2013 (2012 - $152,971).

(b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and cash equivalents and short term investments.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2013, cash and cash equivalents and short term investments are spread amongst two Canadian financial institutions.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and cash equivalents and short term investments have maturities less than one year.

At June 30, 2013 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2014	$2,847,759
Fiscal year ending June 30, 2016	$8,068,760

4.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

16

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2013 from the year ended June 30, 2012.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

5.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of medium term note debentures totaling $5,057,702 at June 30, 2013 [June 30, 2012 – 6,057,264] with ratings of R1 or higher and maturity dates between October 21, 2013 and April 8, 2014. There were no gains or losses realized on the disposal of the short term investments in 2013 and 2012, as all the financial assets were held to their redemption date.

Cash and cash equivalents consist of the following:

	June 30, 2013	June 30, 2012
	$	$
Cash	23,067,937	11,955,426
Cash equivalents	-	999,655
	23,067,937	12,955,081

17

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

6.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value	9,046,672	7,284,849	932,269	17,263,790
As at June 30, 2013
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(12,488,792)	(11,085,259)	(176,427)	(23,750,478)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674
Year ended June 30, 2013
Opening net book value	9,046,672	7,284,849	932,269	17,263,790
Amortization charge	(987,471)	(739,028)	(52,796)	(1,779,295)
Impairment charge	-	(6,545,821)	-	(6,545,821)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674

	Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2011
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(10,513,849)	(3,061,382)	(70,835)	(13,646,066)
Net book value	10,034,144	8,023,877	985,065	19,043,086
As at June 30, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

Period ended June 30, 2012
Opening net book value	10,034,144	8,023,877	985,065	19,043,086
Amortization charge	(987,472)	(739,028)	(52,796)	(1,779,296)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

During the year ended June 30, 2013, the Company decided to no longer develop TT-301 and TT-302, the compounds acquired from NMX. As the Company no longer expects to receive any benefits from the technology, the Company assessed the compounds for impairment and determined that the recoverable amount of the compounds was nil at June 30, 2013. Accordingly, the Company has recognized an impairment loss of $6,545,821. The Company has terminated the licensing agreement with Northwestern University and has no further commitments relating to this technology.

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

18

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

7.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	June 30, 2013	June 30, 2012
	$	$
Accrued expenses	874,149	1,178,915

8.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005, for the treatment of Alzheimer's disease. On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005. To date, the Company has received milestone payments of US$40 million.

As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005.

During the year ended June 30, 2013, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in bipolar disorder. In light of this milestone being achieved, the Company recognized revenue of $10,815,200 (US$11 million) during the year ending June 30, 2013. The amount was received on October 1, 2012.

9.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly will assume all costs and perform all future development and commercialization activities of TT-401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

19

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

10.	CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 (AZD-103) product.

At June 30, 2013 and 2012, an amount of $3,756,331 is recognized as contingent consideration payable based on management’s estimates of future expected payments to the former shareholders of ENI. During the years ended June 30, 2013 and June 30, 2012, no contingent consideration was paid. The change in the fair value for the years ended June 30, 2013 and June 30, 2012 was nil.

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 3.

11.	SHARE CAPITAL

[a]	Authorized

At June 30, 2013, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b]	Common shares issued and outstanding during the period

On November 22, 2011, the Company announced the closing of its private placement financing issuing 3,703,703 common shares at a price of US$1.35 per share, raising gross proceeds of $5,095,000 (US$5,000,000). The Company incurred total share issuance costs of $259,000, resulting in net cash proceeds of approximately $4,836,000.

At June 30, 2013, there were 26,930,634 common shares issued and outstanding [June 30, 2012 – 26,921,302].

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2012	1,949,919	2,977,032	4.10
Stock options issued [i]	325,000	-	3.64
Stock options exercised [ii]	(9,332)	(13,668)	2.10
Stock options expired [iii]	(210,920)	(1,190,334)	13.62
Stock options forfeited or cancelled [iv]	(182,667)	(409,257)	3.56
Stock based compensation expense	-	988,229	-
Stock options outstanding, June 30, 2013	1,872,000	2,352,002	2.97

20

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options issued [i]	744,000	-	2.10
Stock options expired [iii]	(215,222)	(1,113,837)	5.18
Stock options forfeited or cancelled [iv]	(127,960)	(214,000)	6.01
Stock based compensation expense	-	1,125,542	—
Stock options outstanding, June 30, 2012	1,949,919	2,977,032	4.10

[i]	The fair value of the stock options issued during the year ended June 30, 2013 was $853,800 [2012 - $1,091,648].

[ii]	During the year ended June 30, 2013, 9,332 stock options were exercised. These stock options had a fair value of $13,668 at the grant date and resulted in cash proceeds to the Company of $19,597. There were no stock options exercised during the year ended June 30, 2012.

[iii]	During the year ended June 30, 2013, 210,920 stock options expired unexercised [2012 – 215,222]. These stock options had a fair value of $1,190,334 which has been reclassified to contributed surplus [2012 - $1,113,837].

[iv]	During the year ended June 30, 2013, 182,667 stock options were forfeited or cancelled, of which 178,000 were fully vested. The vested options had a fair value of $409,257 which has been reclassified to contributed surplus.

In the year ended June 30, 2012, 127,960 stock options were forfeited or cancelled, of which 34,195 were fully vested. The vested options had a fair value of $214,000 which has been reclassified to contributed surplus.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2013 are $5,563,736 [June 30, 2012 - $7,991,811].

12.	STOCK-BASED COMPENSATION PLANS

The Company’s stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company’s policy is to establish annual goals with respect to business strategy and the individual’s area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company’s performance, and the employee’s performance. Stock option grants are approved by the Board of Directors. The Board of Directors considers the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 10 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

21

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 8 years based on historical option exercising patterns.

In November 1999, the Company established a Stock Option Plan [the “Plan”] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required every three years and also voted to amend the stock option plan of the Company to (i) extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) include amending procedures that specify which Stock Option Plan changes require shareholder approval.

During fiscal 2011, the Board of Directors amended the Stock Option Plan so that all options granted after December 7, 2010 expire in 10 years. Options granted prior to this date expire in 5 years.

The Stock Option Plan was not re-approved at the 2011 annual meeting of the Company and as a result, in December, 2012, shareholders voted in favour of approving 684,000 options granted to management, directors and employees outside of the plan. Shareholders also voted to reapprove and reaffirm the unallocated options under the plan as required every three years.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. As at June 30, 2013, there are 821,063 options available for issuance under the Plan. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

A summary of options outstanding as at June 30, 2013 under the plans are presented below:

Outstanding				Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-2.10	730,000	8.93	2.10	267,403	8.93	2.10
3.00-3.22	442,000	7.92	3.19	258,909	7.93	3.17
3.42-3.66	510,000	7.12	3.58	151,232	2.09	3.48
4.15-4.29	190,000	0.97	4.18	190,000	0.97	4.18
	1,872,000			867,544

22

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

A summary of options outstanding as at June 30, 2012 under the plans are presented below:

Outstanding				Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-3.00	804,000	9.86	2.17	48,922	9.36	2.65
3.22-4.15	934,999	5.78	3.51	551,435	4.70	3.61
11.55-13.00	97,000	0.72	12.97	97,000	0.72	12.97
13.50-15.48	113,920	0.73	14.17	113,920	0.73	14.17
	1,949,919			811,277

For the year ended June 30, 2013, total stock based compensation expense was $988,229 [2012 - $1,125,542], split between general and administrative expense of $579,291 [2012 - $777,797] and research and development of $408,938 [2012 - $347,745].

The fair value of options granted during fiscal 2013 is $853,800 [2012 - $1,091,648]. The fair value of the options at the date of grant for the year ended June 30, 2013 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 8 years [2012 - 8 years], volatility of 0.743 [2012 – between 0.731 and 0.733], risk free interest rate of 1.75% [2012 –1.52%] and a dividend yield of 0% [2012 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2013 was $2.63 [2012 - $1.47].

As at June 30, 2013 and 2012, total compensation cost related to non-vested awards not yet recognized is $1,202,255 and $1,372,169, respectively. The weighted average period over which it is expected to be recognized is 28 and 33 months respectively.

For fiscal 2013, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $2.97 and 7.39 years [2012 - $4.10 and 6.84 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $3.11 and 5.70 years [2012 - $6.19 and 3.82 years].

The intrinsic value of options exercised during fiscal 2013 is $17,596 [2012 - nil] and the intrinsic value of options granted for fiscal 2013 and 2012 is nil.

13.	INCOME TAXES

[a] As at June 30, 2013, the Company has total Canadian non-capital losses of approximately $50,544,000 [2012- $62,095,000] available for carryforward. The non-capital losses will begin to expire as follows:

23

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

$
2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	5,481,000
2030	10,188,000
2031	5,677,000
2032	6,565,000
2033	2,457,000
50,544,000

As at June 30, 2013, the Company also has approximately $37,915,000 [2012 - $35,645,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2013 the Company recorded $293,000 [2012 - $299,142] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $8,985,000 [2012 - $7,973,000] in federal ITCs and $707,000 [2012 - $628,000] of non-refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

[b]           Significant components of the Company’s unrecognized deferred tax assets and deferred tax liabilities are as follows:

	2013	2012
	$	$
Deferred tax assets not recognized
Capital and intangible assets	2,090,269	2,076,426
Non-capital loss carryforwards	12,855,338	13,735,146
Canadian scientific research and experimental development expenditures	10,047,349	9,445,807
Investment tax credits	7,881,020	7,024,663
Contingent consideration payable	995,428	995,428
Financing and share issuance costs	45,212	60,282
Loss on disposal of SCT shares	33,681	33,681
Total deferred tax assets not recognized	33,948,297	33,371,433

	2013	2012
Deferred tax assets and liabilities
Intangible assets	(531,563)	(2,737,721)
Leasehold inducement	(6,058)	(9,088)
Non-capital loss carryforwards	537,621	2,746,809
Net deferred tax liability	—	—

[c]           The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

	2013	2012
	$	$
Tax expense (recovery) at combined federal and provincial rates of 26.5% (2012 – 27.25%)	6,174	(3,343,532)
Non-deductible permanent differences:
Stock-based compensation	261,881	306,710
Other permanent and non-deductible items	8,576	5,151
Change in future tax rates	-	(1,220,582)
Deferred tax assets (recognized) not recognized for accounting	(276,631)	4,252,253
	-	-

14.	EXPENSES BY NATURE

	2013	2012
	$	$
Research and development
Clinical trials and manufacturing	5,084,737	4,448,928
Amortization	1,803,037	1,810,101
Salaries and benefits	1,506,136	1,495,214
Stock compensation expense	408,938	347,745
Facility lease costs and utilities	176,153	208,083
Insurance	90,475	92,189
General laboratory supplies and materials	86,288	95,607
Ontario investment tax credits	(292,892)	(299,142)
	8,862,872	8,198,725

Selling, general and administrative expenses
Salaries and benefits	1,569,777	1,819,449
Professional fees and services	394,549	693,209
Insurance	250,252	267,208
Stock compensation expense	579,291	777,797
Facility lease costs and utilities	149,046	178,959
Business development, corporate communication and investor relations	354,511	383,287
Regulatory and stock transfer fees	94,481	84,162
Office and related expenses	148,821	178,814
Amortization	17,064	24,395
	3,557,792	4,407,280

15.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. The outstanding options to purchase common shares of 1,872,000 [June 30, 2012 – 1,949,919] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period or the average price per common share was in excess of the exercise price. For the year ended June 30, 2013 and 2012, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

	2013	2012
Income (loss) attributable to equity holders of the Company	23,297	$(12,269,845)

Weighted average number of common shares outstanding	26,841,528	25,384,199

16.	CONTINGENCIES AND COMMITMENTS

[a]           As at June 30, 2013, the Company is committed to aggregate expenditures of $7,000 [2012 -$4,000 ] under its collaboration agreements. In addition, at June 30, 2013, the Company is committed to aggregate expenditures of approximately $187,000 [2012 - $2,654,000] for clinical and toxicity studies to be completed during fiscal 2014, approximately $244,000 [2012 - $711,000] for manufacturing agreements and approximately $11,000 for consulting and other agreements [2012 – $8,000].

Subsequent to June 30, 2013, the Company entered into manufacturing and clinical and toxicity study agreements aggregating approximately $1,100,000.

[b]           The Company leases premises under an operating lease which originally expired on June 30, 2011 but the Company has elected to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March 2015. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$

2014	158,666
2015	131,763
290,429

During the year, the rental expense for the various premises under operating leases was $163,660 [2012 - $384,115].

[c]          The following commitments are associated with Waratah:

[i]	ELND005 Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 product.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

[ii]	TT-401 Diabetes Technology

TT-401 is a dual agonist of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors which is being developed to treat type 2 diabetes and accompanying obesity. In March 2010, Transition entered into a licensing and collaboration agreement with Eli Lilly and Company, where Transition acquired the rights to a series of pre-clinical compounds from Lilly, including TT-401 for the treatment of type 2 diabetes.

In June, 2013, Lilly and Transition have amended their agreement to address future development of TT-401 and associated financial arrangements. Lilly will assume all costs and perform all future development and commercialization activities of TT-401. Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase 2 clinical study. If TT-401 is successfully commercialized, Transition will be eligible to receive approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

17.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	2013	2012
	$	$
Trade and other receivables	7,866	111,819
Investment tax credits receivable	61,299	126,673
Prepaid expenses and deposits	(42,878)	434,714
Trade and other payables	(304,766)	233,555
	(278,479)	906,761

18.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	2013	2012
	$	$
Salaries and other short-term employee benefits	1,714,325	1,391,281
Termination benefits	-	286,761
Stock-compensation expenses	860,897	1,018,174
	2,575,222	2,696,216

During fiscal 2012, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was nil [2012 – $3,783 ] and are included in general and administrative expenses. The balance owing at June 30, 2013 and 2012 is nil.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

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Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Company. Total fees and disbursements charged by P&S during the year ended June 30, 2012 was $72,523 which is included in general and administrative expenses. The balance owing at June 30, 2012 is nil. This agreement was terminated effective October 30, 2011.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19.	GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

20.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. Total revenue recognized during the year ended June 30, 2013 amounted to $17,933,500. The Company received $10,815,200 from Elan Pharma International Limited, a company based in Ireland and received the balance of $7,118,300 from Eli Lilly and Company, a company based in the United States of America.

21.	SUBSEQUENT EVENTS

[i]	On July 23, 2013, the Company entered into an exclusive licensing agreement with Lilly for the worldwide rights to a novel small molecule transcriptional regulator ("TT-601") for the treatment of osteoarthritis pain.

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT-601. As part of this development, Transition plans to file an Investigational New Drug (“IND”) application with the Food and Drug Administration to seek clearance for clinical development of TT-601.  Following the IND filing, Transition has an option to continue development into clinical studies.  Should Transition proceed with development following the IND filing, Transition shall pay Lilly US$1 million.

Also as part of the agreement, Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results.   If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT-601 should such products be successfully commercialized.

[ii]	On August 15, 2013, the Company announced the closing of its private placement financing issuing 2,625,300 units of the Company to existing shareholders, board members and management at a price of US$4.19 per share, raising gross proceeds of US$11.0 million. Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company may realize up to an additional US$10.7 million in proceeds.

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